BY FACSIMILE AND EDGAR TRANSMISSION
December 11, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Double-Take Software, Inc.
Registration Statement on Form S-1 (File No. 333-136499)
Dear Sirs:
Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, on behalf of itself, and Thomas Weisel Partners LLC, as representatives of the underwriters, hereby join in the request of Double-Take Software, Inc. (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern Standard Time), on December 14, 2006, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated November 28, 2006, relating to the above-referenced offering have been distributed as follows during the period of November 28, 2006 through December 11, 2006:

9743	total copies distributed;
2509	copies to prospective underwriters
6054	copies to institutional investors; and
1180	copies to others.
We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,

COWEN AND COMPANY, LLC
By:	/s/ GRAHAM POWIS
Name:	Graham Powis
Title:	Managing Director and Head of Equity Capital Markets